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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                              SYNTRO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                  MALLINCKRODT VETERINARY ACQUISITIONS, INC.

                         A WHOLLY OWNED SUBSIDIARY OF

                         MALLINCKRODT VETERINARY, INC.

                                      AND
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                            MALLINCKRODT GROUP INC.
                                   (BIDDERS)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   871629101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROGER A. KELLER
                         VICE PRESIDENT, SECRETARY AND
                                GENERAL COUNSEL
                            MALLINCKRODT GROUP INC.
                              7733 FORSYTH BLVD.
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-5200

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO
           THOMAS L. FARQUER                      DENNIS V. OSIMITZ
          VICE PRESIDENT, LAW                      SIDLEY & AUSTIN
     MALLINCKRODT VETERINARY, INC.            ONE FIRST NATIONAL PLAZA
        421 EAST HAWLEY STREET                 CHICAGO, ILLINOIS 60603
       MUNDELEIN, ILLINOIS 60060                   (312) 853-7748
            (708) 949-3733

                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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              $45,018,001                              $9,004
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  * For the purpose of calculating the fee only, this amount assumes the purchase of 12,681,127 shares of Common Stock of Syntro Corporation at $3.55 per share. Such number of shares includes all outstanding shares as of September 22, 1995, and assumes the exercise of all outstanding stock options issued pursuant to the 1984 Incentive Stock Option Plan, the 1988 Executive Stock Option Plan, the 1988 Stock Option Plan and the 1994 Stock Option Plan, and agreements with certain consultants, of the Company.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $9,004            FILING PARTY: MALLINCKRODT
                                                    VETERINARY ACQUISITIONS,
                                                    INC., MALLINCKRODT
                                                    VETERINARY, INC. AND
                                                    MALLINCKRODT GROUP INC.
FORM OR REGISTRATION NO.: SCHEDULE 14D-1  DATE FILED: SEPTEMBER 29, 1995

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  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on September 29, 1995 (the "Schedule 14D-1") relating to the tender offer by Mallinckrodt Veterinary Acquisitions, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Mallinckrodt Veterinary, Inc., a Delaware corporation ("Mallinckrodt Veterinary"), and an indirect wholly owned subidiary of Mallinckrodt Group Inc., a New York corporation ("Mallinckrodt Group"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Syntro Corporation, a Delaware corporation (the "Company"), at a purchase price of $3.55 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Amendment No. 1 constitutes the final amendment to the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): Immediately following the expiration of the Offer, the Offeror accepted for payment (and thereby purchased) 10,325,610 Shares validly tendered pursuant to the Offer and not properly withdrawn at or prior to the expiration of the Offer, including 154,522 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 10,325,610 Shares accepted for payment (and thereby purchased) by the Offeror represent approximately 90.15% of the Shares outstanding on October 27, 1995 and approximately 81.43% of the Shares on a fully diluted basis, assuming the exercise of all options.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10)   Press Release issued by Mallinckrodt Group on October 30,
               1995.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 1995

                                          Mallinckrodt Group Inc.

                                            /s/ Roger A. Keller
                                          By: _________________________________
                                             Name: Roger A. Keller
                                             Title:Vice President, Secretary
                                                  and General Counsel

                                          Mallinckrodt Veterinary, Inc.

                                            /s/ David W. Froessel, Jr.
                                          By: _________________________________
                                             Name: David W. Froessel, Jr.
                                             Title:Vice President Finance and
                                                  Administration

                                          Mallinckrodt Veterinary
                                           Acquisitions, Inc.

                                            /s/ David W. Froessel, Jr.
                                          By: _________________________________
                                             Name: David W. Froessel, Jr.
                                             Title:Vice President

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